FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 1-32575

ROYAL DUTCH SHELL PLC

(Exact name of registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111)

(Address of principal executive officers)

Commission File Number: 1-3788

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ

(Exact name of registrant as specified in its charter)

ROYAL DUTCH PETROLEUM COMPANY

(Translation of registrar's name into English)

The Netherlands

(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111)

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Joint Announcement by Royal Dutch Shell plc ('Royal Dutch Shell') and N.V. Koninklijke Nederlandsche Petroleum Maatschappij ('Royal Dutch')

Royal Dutch Shell plc

Third quarter 2005 interim dividend timetable

Royal Dutch Shell plc today announced the timetable for payment of the third quarter 2005 interim dividend.

The timetable with respect to the third quarter interim dividend for 2005 is:

Declaration Date	27 October 2005
Euroclear Nederland Record Date	1 November 2005
Ex-Dividend Date	2 November 2005
Main Record Date	4 November 2005
Payment Date (all markets)	15 December 2005

Royal Dutch Shell will declare its dividend in euro and at the same time announce the equivalent amount in pounds sterling and US dollars.

Currency election

Dividends declared on ‘A’shares will be paid in euro, although holders of ‘A’shares will be able to elect to receive pounds sterling. Dividends declared on ‘B’shares will be paid in pounds sterling, although holders of ‘B’shares will be able to elect to receive euro. Holders of American Depositary Receipts (ADRs) will receive payment in US dollars.

Royal Dutch Petroleum Company

Third quarter 2005 interim dividend timetable

Royal Dutch Petroleum Company today announced the timetable for payment of the third quarter 2005 interim dividend.

The timetable with respect to the third quarter interim dividend for 2005 is:

Declaration Date	27 October 2005
Record Date	1 November 2005
Ex-Dividend Date	2 November 2005
Payment Date	15 December 2005

Royal Dutch Petroleum Company will declare its dividend in euro and at the same time announce the equivalent amount to be paid in US dollars to holders of shares of New York Registry shares.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH SHELL PLC (Registrant) /s/ M.C.M. Brandjes Name: M.C.M. Brandjes Title: Company Secretary	ROYAL DUTCH PETROLEUM COMPANY (Registrant) /s/ J. van der Veer Name: J. van der Veer Title: President/Managing Director /s/ M.C.M. Brandjes Name: M.C.M. Brandjes Title: Company Secretary

Date: 12 October 2005